EXHIBIT 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the foregoing Regulation A Offering Circular Amendment No. 2 of our report dated May 1, 2020, (except for the effects of the reverse stock split described in Note 1, as to which the date is June 25, 2020), relating to the consolidated financial statements of StrikeForce Technologies, Inc. as of December 31, 2019 and 2018, and for the years then ended (which report includes an explanatory paragraph relating to substantial doubt about StrikeForce Technologies, Inc.’s ability to continue as a going concern).We also consent to the reference to our firm under the caption “Experts”.

/s/ WEINBERG & COMPANY, P.A.

Weinberg & Company, P.A.

Los Angeles, California

October 7, 2020